
Mail Stop 4561

October 12, 2016

William R. Wagner
President and Chief Executive Officer
LogMeIn, Inc.
320 Summer Street
Boston, Massachusetts 02210

> **Re:** **LogMeIn, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 16, 2016**
> **File No. 333-213651**

Dear Mr. Wagner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In several locations you state that the merger will be effected through a Reverse Morris Trust transaction. In a Q&A or elsewhere, please revise to briefly describe this term, discuss key tax consequences, and identify other key aspects of these types of transactions.

2.   Please provide us with copies of all materials prepared by the company's financial advisor for use by the LMI board, including copies of the board books and all transcripts, summaries, and similar materials.

3.   You disclose that GetGo, Inc. will file a registration statement on Form 10 to register the shares of GetGo common stock which will be distributed to Citrix stockholders pursuant

to the spin-off. Please be advised that we will not be in a position to declare this Form S-4 effective until we have completed our review of GetGo's Form 10.

Questions and Answers About the Transactions

Is GetGo required to have certain amounts of cash and/or working capital..., page 3

4.   Here you state that the merger agreement provides for target amounts of cash and cash equivalents, net working capital and deferred revenue for GetGo at the closing the merger. On page 101, you quantify these targets. Please revise to quantify these targets here as well.

What are the "Special Dividends"?, page 4

5.   Here you disclose that you declared and paid a special dividend of $0.50 per share and that you may declare and pay two additional cash dividends of $0.50 per share under the merger agreement. Disclosure on pages 72 and 110 appears to indicate that you may declare up to three additional special dividends of $0.50 per share if the merger does not close prior to certain dates. Please consider discussing these potential additional special dividends here and revise your disclosure on pages 72 and 110 to clarify, if true, that the aggregate amount of special dividends that you may declare under the merger agreement is $3.00 per share, $1.50 of which may only be declared if the merger does not close prior to certain dates. Similar revisions should be made to your discussion of the special dividend in Note 6(a) to the unaudited pro forma combined financial information.

Summary

The Merger; Merger Consideration, page 17

6.   You disclose that an exchange agent will facilitate the sale of any fractional shares of LMI common stock that a Citrix stockholder would be entitled to receive as a result of the merger. You also state that the exchange agent will make available to these Citrix stockholders the net proceeds of the sale, after deducting any required withholding taxes and agent fees. Please revise to provide an estimate of these taxes and fees.

Risk Factors

Risks Related to the Transactions

LMI will incur significant costs related to the Transactions..., page 34

7.   Here you disclose that you expect to incur significant one-time costs in connection with the transactions, including approximately $45 to $50 million of transaction-related fees and expenses. On page 65, you disclose that Citrix and GetGo expect to incur

approximately $120 to $130 million of transaction costs. Please revise to discuss these Citrix and GetGo transaction costs here or in a separate risk factor. Additionally, consider including a Q&A that discusses the aggregate amount of transaction costs that LMI and GetGo expect to incur.

The Transactions

Background of the Merger, page 65

8.   On page 65, you disclose that Citrix announced a review of strategic alternatives for its GoTo family of service offerings. On page 66, you disclose that the Citrix board determined that Citrix should separate the GoTo business for strategic and operational reasons and pursue a spin-off of the GoTo business while also exploring a potential combination of the GoTo businesses with a strategic party in a Reverse Morris Trust transaction. Please revise to summarize other strategic alternatives considered by the Citrix board and briefly discuss the reasons the Citrix board chose not to pursue them.

LMI's Reasons for the Merger, page 74

9.   Here you disclose that LMI expects the post-merger company to have "more than two million paid users in virtually every country around the globe with an additional network of millions of free users." Please revise to quantify the number of countries in which you expect to have more than two million paid users and provide support for this statement.

Opinion of LMI's Financial Advisor

Miscellaneous, page 86

10.   We note you disclose the aggregate compensation received by RBC Capital Markets from Citrix from January 1, 2014, through June 30, 2016. Please also disclose the compensation received by RBC Capital Markets from LMI and its affiliates during the past two years. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Transactions

Accounting Treatment of the Merger, page 93

11.   Please tell us how you considered all the provisions of ASC 805-10-55-12.a through e and 805-10-55-13 in determining that LMI will be considered the accounting acquirer in the Transaction. As part of your response, please address the following:

- You state that the majority of senior management following the merger is expected to consist of LMI senior management immediately prior to consummation. Please clarify the composition of the full senior management team following the merger and describe the roles, responsibilities and seniority of each member;

- You expect that LMI will maintain a five-member majority of the board through your May 2018 annual meeting of stockholders. Considering the Transaction is expected to be completed in the first quarter of 2017, tell us how the board composition may be impacted at the 2017 annual stockholder's meeting and how that factored into your analysis;

- Tell us how you considered the relative size of both LMI and GetGo in your analysis; and

- Clarify your calculation of the premium over the pre-combination fair value of the equity interest of the combining entity.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the GoTo Business

Liquidity and Capital Resources for the Six Months Ended June 30, 2016 and 2015, page 166

12.   Please revise to disclose the amount of cash and cash equivalents that are currently held by your foreign subsidiaries, if material, and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Information, page 180

13.   We note that at the closing of the Merger, GetGo may be required to distribute cash to Citrix, or Citrix may be required to contribute cash to GetGo, such that GetGo will have a target amount of cash and cash equivalents equal to $25.0 million, a target amount of non-cash working capital of $29.0 million and a deferred revenue target of $124 million. Please explain how your pro forma adjustment in Note 6(b) addresses these terms. In this regard, we note your adjustment reduces GetGo's cash balance to $25.0 million; however, it is unclear what impact, if any, the working capital and deferred revenue targets will have on the company's cash position.

14.   Based on your disclosures on page 152, it appears that a portion of the separation costs incurred by Citrix are being allocated to GetGo. Tell us how you considered this allocation when determining that it was not necessary to record a pro forma balance sheet adjustment for non-recurring transaction fees applicable to GetGo. At a minimum, revise Note 6(g) to disclose the amount of transaction fees incurred after June 30, 2016 that was allocated to GetGo.

15.   You disclose on page 14 that in connection with the Transaction, LMI and Citrix will enter into an agreement for an unsecured revolving credit facility pursuant to which Citrix will provide LMI with a line of credit of up to $25 million for the two-year period following the consummation of the transactions. Please revise to include a discussion of the nature and terms of this agreement in the notes to the pro forma financial statements. We refer you to Article 11-02(b) of Regulation S-X.

GetGo Consolidated Financial Statements

Notes to Combined Financial Statements

Note 7. Income Taxes, page F-15

16.   Please revise to disclose the amount of unrecognized deferred tax liability on unremitted foreign earnings or a statement that such determination is not practicable. Refer to ASC 740-30-50-2c.

Note 11. Related Party Transactions and ParentCo Investment, page F-26

17.   You state on F-27 and elsewhere that "[c]ertain debt obligations of Citrix have not been included in the balance sheet of GetGo because GetGo is not a party to the obligation between Citrix and the debt holders." Please revise to clarify what is meant by "certain." In this regard, tell us whether there are any debt obligations of Citrix to which GetGo is a party, and if so, revise to include a discussion of such arrangements.

18.   Please clarify whether there are any financing arrangements between Citrix and GetGo, and if so, how those were considered and accounted for in these financial statements. We refer you to Question 4 of SAB Topic 1.B.1.

Exhibit Index, page II-5

19.   Footnote 1 to the exhibit index indicates that exhibits and schedules have been omitted for several of the transaction agreements. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identify the contents of all omitted exhibits or schedules.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Susan L. Mazur
         Latham & Watkins LLP